Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Churchill Tax-Free Fund of Kentucky (the "Fund") was held on April 26, 2012. The holde's of shares representing 86% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1.     To elect Trustees.

	Dollar Amount of Votes:

	Trustee			For		Withheld
	Thomas A. Christopher	$219,240,517	$1,094,037
	David A. Duffy		$219,030,740	$1,303,814
	Diana P. Herrmann	$218,988,873	$1,345,682
	Anne J. Mills		$219,030,740	$1,303,814
	John J. Partridge	$219,030,740	$1,303,814
	James R. Ramsey		$218,934,413	$1,400,141
	Laureen L. White	$219,249,656	$1,084,898

2.  To ratify the selection of Tait Weller & Baker LLP as the
Fund's independent registered accounting firm.


	For		Against		Abstain
	$218,098,425	$240,915	$1,995,214